UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-51447

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

EXPEDIA RETIREMENT SAVINGS PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

Expedia, Inc.

333 108th Avenue NE

Bellevue, WA 98004

Expedia Retirement Savings Plan

Financial Statements and

Supplemental Schedule

December 31, 2013 and 2012

and for the Year Ended December 31, 2013

Note: All other schedules required under Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plans Administration Committee

Expedia Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Expedia Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Seattle, Washington

June 16, 2014

Expedia Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Non-interest bearing cash	$—	$24,135
Investments, at fair value	324,079,592	238,446,785
Notes receivable from participants	4,415,308	4,174,450
Contribution receivable	2,416	2,393
Other receivable	10,437	4,291

Net assets available for benefits, at fair value	328,507,753	242,652,054
Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit-responsive investment contracts	(174,416)	(323,131)

Net assets available for benefits	$328,333,337	$242,328,923

See accompanying notes.

Expedia Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions:
Participant contributions	$35,640,503
Employer contributions	11,152,545
Rollover contributions	5,359,908
Net realized and unrealized appreciation in fair value of investments	49,525,695
Dividend and interest income on investments	11,834,499
Interest income on notes receivable from participants	177,828

Total additions	113,690,978
Deductions:
Benefits paid to participants	27,454,502
Administrative expenses	232,062

Total deductions	27,686,564
Net increase in net assets available for benefits	86,004,414
Net assets available for benefits at:
Beginning of year	242,328,923

End of year	$328,333,337

See accompanying notes.

Notes to Financial Statements

1. Description of the Plan

The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia, Inc. and its subsidiaries (the “Company” or “Expedia”) who have reached the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are automatically enrolled in the Plan upon satisfying its eligibility requirements. When enrolled, such employees are deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the Plan document) and to make an election to invest in a qualified default investment fund determined by the Plan’s administrative committee unless an employee affirmatively changes his or her pre-tax salary deferral election. The qualified default investment funds are various Vanguard Target Retirement Funds.

Contributions

Participants can make pre-tax deferrals ranging from 1% to 50%, and after-tax contributions ranging from 1% to 10%, of their compensation (as defined in the Plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment fund options.

There are two types of Company contributions available under the Plan. The Company makes matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. The Company may also make discretionary matching and/or profit sharing contributions. During the year ended December 31, 2013, no discretionary matching and/or profit sharing contributions were made to the Plan.

Participants can direct Company contributions to any of the Plan’s investment fund options in the same manner as they direct their own contributions.

Vesting

Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts, plus actual earnings thereon, after two years of credited service.

Notes to Financial Statements (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the Plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Forfeitures

Forfeitures of terminated participants’ non-vested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions and then to pay the expenses of operating the Plan and the related trust. The balances of forfeited accounts at December 31, 2013 and 2012 were $454,008 and $143,607, respectively. During 2013, $414,390 of the forfeited amounts was used to fund Company contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of 5 years. Loans are secured by the balance in the participant’s vested account and bear interest at a rate commensurate with commercial prevailing rates as determined in accordance with the terms of the Plan document. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within ninety days following the termination date. As of December 31, 2013, the rates of interest on outstanding loans ranged from 4.25-9.25% with various maturities through 2028.

Payment of Benefits

Upon participants’ retirement, death, disability or termination of employment, they, or their designated beneficiary, may elect to withdraw their entire vested account balances in the form of a lump sum payment, provided that to the extent a participant’s account is invested in Expedia stock, the participant may elect to receive whole shares of such Expedia stock and cash for any excess fractional shares. Participants reaching the age of 59 1⁄2 may elect to withdraw some or all of their vested account balances while still employed. In the event of hardship (as defined by the Plan document) participants may withdraw some or all of the vested portion of their account balances up to the amount of the hardship, subject to the requirements of the Plan document. Participants may withdraw some or all of their rollover or after-tax contributions at any time. Participants who meet the requirements for a qualified reservist distribution described in the Plan document may withdraw some or all of their pre-tax salary deferral contributions while on active duty.

Notes to Financial Statements (continued)

Administrative Expenses

Expenses to administer the Plan are substantially paid by participants through quarterly fees charged to their accounts, transaction fees and revenue sharing from certain investments. To the extent not paid by participants, administrative expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan or by a fund within a defined-contribution plan are required to be reported at fair value. However, contract value, which is equal to contributions plus earnings less withdrawals and expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its participation in the Fidelity Managed Income Portfolio (“MIP”) stable value common collective trust fund. The statements of net assets available for benefits present the fair value of the investment in the MIP as well as the adjustment of the investment in the MIP from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis related to the Plan’s MIP investment.

Benefit Payments

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The fair value of the Plan’s interest in the MIP is based on the net asset value of the underlying investments reported by the issuer of the common collective trust at year-end. The Plan’s interest in the MIP is calculated by applying the Plan’s ownership percentage in the MIP to the total fair value of the MIP. The underlying assets owned by the MIP consist primarily of readily marketable fixed income securities. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Purchases and sales of securities are recorded as of their trade-date. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable from participants.

Subsequent Events

We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. The Plan has evaluated subsequent events through the date on which the financial statements are issued.

3. Fair Value of Investments

The Plan’s investments are measured at fair value on a recurring basis. Accounting Standards Codification Topic 820, “Fair Value Measurement,” describes three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Quoted prices for identical or similar assets or liabilities in markets that are not considered to be active or identical or similar financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Notes to Financial Statements (continued)

The Plan’s money market funds, mutual funds and equity securities are generally classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets. The Plan also invests in common collective trusts for which the valuation is based on the net asset value of the underlying investments. Therefore, the common collective trusts are classified as Level 2.

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Total
Mutual Funds
Blended Funds	$101,929,452	$—	$101,929,452
Large Cap	76,621,684	—	76,621,684
Mid Cap	41,206,603	—	41,206,603
International	33,941,730	—	33,941,730
Income Funds	19,354,490	—	19,354,490
Small Cap	20,750,962	—	20,750,962
Investments in self-directed brokerage accounts	9,419,017	—	9,419,017
Investments in Expedia, Inc. common stock	9,284,264	—	9,284,264
Investments in common collective trust	—	11,571,390	11,571,390

Total Investments at Fair Value	$312,508,203	$11,571,390	$324,079,593

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Total
Mutual Funds
Blended Funds	$71,607,278	$—	$71,607,278
Large Cap	54,919,114	—	54,919,114
Mid Cap	28,859,580	—	28,859,580
International	25,840,667	—	25,840,667
Income Funds	18,730,077	—	18,730,077
Small Cap	13,439,995	—	13,439,995
Investments in self-directed brokerage accounts	6,830,340	—	6,830,340
Investments in Expedia, Inc. common stock	6,928,288	—	6,928,288
Investments in common collective trust	—	11,291,446	11,291,446

Total Investments at Fair Value	$227,155,339	$11,291,446	$238,446,785

4. Investments

The Plan’s net appreciation in value of investments (including investments purchased, sold, and held during the period) as determined by quoted market prices, for the year ended December 31, 2013 is as follows:

Registered investment companies	$48,357,801
Expedia, Inc. common stock	1,167,894

Total net realized and unrealized appreciation in fair value of investments	$49,525,695

Notes to Financial Statements (continued)

The following investments represent 5% or more of the fair value of the Plan’s net assets at December 31, 2013 and 2012:

	2013	2012
Fidelity ContraFund K	$38,781,135	$28,708,628
Fidelity Low- Priced Stock K Fund	24,839,908	17,647,776
Vanguard Target Retirement Fund 2040	22,235,798	**
Vanguard Target Retirement Fund 2045	21,515,051	**
Vanguard Target Retirement Fund 2035	19,856,106	**
Spartan 500 Index Fund	19,300,872	12,763,882
Fidelity Diversified International K Fund	16,457,342	13,390,379
Fidelity Freedom K 2040 Fund	*	18,449,533
Pimco Total Return Fund	*	16,117,930

*	Investment did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2013.
**	The Plan did not invest in Vanguard Target Retirement Funds as of December 31, 2012.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated October 22, 2009, stating that the Plan is qualified under Section 401(a) of the Code and therefore entitled to favorable tax treatment. The Plan has been amended since receiving such determination letter and was most recently restated effective January 1, 2013. The Plan has applied for an updated determination letter in accordance with IRS procedures and requirements. The application is currently pending with the IRS.

In line with GAAP, the Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, to the Plan administrator’s knowledge, there are currently no audits in progress for any tax periods.

Notes to Financial Statements (continued)

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits, per the financial statements	$328,333,337	$242,328,923
Less: Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit-responsive investment contracts	(174,416)	(323,131)

Net assets available for benefits at fair value, per the Form 5500	$328,507,753	$242,652,054

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2013:

Net increase in net assets available for benefits, per the financial statements	$86,004,414
Plus: Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit-responsive investment contracts	(148,715)

Net income, per the Form 5500	$85,855,699

8. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and units of participation in a common collective trust fund managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services were $48,839 for the year ended December 31, 2013.

At December 31, 2013 and 2012, the Plan held 133,265 and 112,749 shares, respectively, of common stock of the Company, with a cost basis of $4,820,003 and $3,236,374, respectively, and fair value of $9,284,264 and $6,928,288, respectively. During the year ended December 31, 2013, the Plan recorded $70,894 in dividend income on the common stock of the Company.

Supplemental Schedule

Expedia Retirement Savings Plan

EIN: 91-1996083 Plan: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including, Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value
	Registered investment companies:
	Vanguard Target Retirement Fund 2010	13,856	shares	$354,715
	Vanguard Target Retirement Fund 2015	127,698	shares	$1,886,097
	Vanguard Target Retirement Fund 2020	174,965	shares	$4,743,300
	Vanguard Target Retirement Fund 2025	480,695	shares	$7,570,953
	Vanguard Target Retirement Fund 2030	450,024	shares	$12,438,654
	Vanguard Target Retirement Fund 2035	1,169,382	shares	$19,856,106
	Vanguard Target Retirement Fund 2040	785,162	shares	$22,235,798
	Vanguard Target Retirement Fund 2045	1,211,433	shares	$21,515,051
	Vanguard Target Retirement Fund 2050	341,752	shares	$9,633,981
	Vanguard Target Retirement Fund 2055	51,979	shares	$1,577,572
	Vanguard Target Retirement Income Fund	9,378	shares	$117,225
*	Fidelity ContraFund K	403,676	shares	$38,781,135
*	Fidelity Diversified International K Fund	446,725	shares	$16,457,342
*	Fidelity Low- Priced Stock K Fund	502,629	shares	$24,839,908
	Conestoga Small Cap Fund	217,393	shares	$7,967,438
*	Spartan Extended Market Fund	75,437	shares	$4,029,863
*	Spartan International Fund	60,227	shares	$2,449,447
*	Spartan 500 Index Fund	294,715	shares	$19,300,872
	Dodge & Cox International Stock Fund	349,325	shares	$15,034,941
	Goldman Sachs Small Cap Value Fund	226,900	shares	$12,783,524
	Pimco Total Return Fund	1,418,194	shares	$15,160,491
	TimesSquare Midcap Growth Fund	667,216	shares	$12,336,832
	MainStay Large Cap Growth Fund	1,222,598	shares	$12,727,240
	Affiliated Managers Group Value Fund	477,212	shares	$5,812,437
	Vanguard Total Bond Market Index Fund	397,159	shares	$4,193,999

	Total registered investment companies			293,804,921
	Common/collective trust fund:
*	Fidelity Managed Income Portfolio Fund	11,396,974	units	11,571,390
	Common stock:
*	Expedia, Inc. common stock	133,265	shares	9,284,264
	Participant-directed brokerage accounts:
*	Fidelity Brokerage Link (1)	Various mutual funds and common stocks		9,419,017
*	Notes Receivable from Participants	Interest rates ranging from 4.25% to		4,415,308
		9.25%, maturing through 2028

				$328,494,900

*	Indicates a party-in-interest to the Plan.
(1)	Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.
Note:	Column (d), cost, is not applicable, as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN

Date:	By:	/s/ Connie Symes
June 16, 2014		Connie Symes
Chair of Benefit Plans Administration Committee
Expedia, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm – Moss Adams LLP